UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _____________ )*

Cabot Microelectronics Corporation
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

12709P103
(CUSIP Number)

John F. Brown
Hudson Executive Capital LP
1185 Avenue of the Americas, 32nd Floor
New York, NY 10036

with a copy to:
David A. Vaughan
Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12709P103	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSON Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,234,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,234,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.0%(1)
14	TYPE OF REPORTING PERSON
PN, IA

_______________________________
(1) Calculated based on 24,617,841 shares of common stock, par value $0.001 per share, of Cabot Microelectronics Corporation, outstanding as of October 31, 2016, as reported in its annual report on Form 10-K for the year ended September 30, 2016.

CUSIP No. 12709P103	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSON Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,234,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,234,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,234,300
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
5.0%(2)
14	TYPE OF REPORTING PERSON
IN

_______________________________
(2) Calculated based on 24,617,841 shares of common stock, par value $0.001 per share, of Cabot Microelectronics Corporation, outstanding as of October 31, 2016, as reported in its annual report on Form 10-K for the year ended September 30, 2016.

CUSIP No. 12709P103	SCHEDULE 13D	Page 4 of 6 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Shares”), of Cabot Microelectronics Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 870 North Commons Drive, Aurora, IL 60504.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is being filed by Hudson Executive Capital LP, a Delaware limited partnership (“Hudson Executive”) and Douglas L. Braunstein (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is c/o Hudson Executive Capital LP, 1185 Avenue of the Americas, 32nd Floor, New York, NY 10036.

(c) Hudson Executive’s principal business is to serve as investment advisor to certain affiliated investment funds (the “HEC Funds”).  The principal occupation of Mr. Braunstein is to serve as the Managing Partner of Hudson Executive and the Managing Member of Hudson Executive’s general partner, HEC Management GP LLC, a Delaware limited liability company (the “Management GP”).

(d) Neither of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither of the Reporting Persons, nor any of their officers or managing directors, have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Hudson Executive is a Delaware limited partnership.  Mr. Braunstein is a citizen of the United States.  Management GP is a Delaware limited liability company.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The responses to Items 4, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

The Reporting Persons used the working capital of the HEC Funds to purchase the 585,300 Shares reported herein and to acquire the physically-settled call options referenced in Item 5.  The total purchase price for the Shares reported herein was approximately $25,471,374 and the purchase price to acquire such call options was approximately $992,326.

The Reporting Persons may effect purchases of securities through margin accounts maintained for the HEC Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

CUSIP No. 12709P103	SCHEDULE 13D	Page 5 of 6 Pages

ITEM 4. PURPOSE OF TRANSACTION

The responses to Items 3, 5 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.
The Reporting Persons acquired the Shares over which they exercise beneficial ownership in the belief that the Shares are undervalued and are an attractive investment.
Certain of the Reporting Persons have had and may continue to have discussions with the Issuer’s management and members of the board of directors of the Issuer (the “Board”) to discuss the Issuer’s business, strategies and corporate governance. The Reporting Persons have found their conversations to date with the Board and management to be constructive, and may seek to have additional conversations with the management, Board, stockholders of the Issuer, and other persons to discuss the Issuer’s business, strategies, corporate governance and other matters related to the Issuer.  These discussions have included, and may continue to include, options for enhancing shareholder value through various alternatives including, but not limited to, optimizing the operating margins of the business given new competitive data, evaluating appropriate allocation of free cash flow for various uses, and evaluating the benefits of proactively exploring strategic alternatives, and general corporate matters.  The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis.  Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may from time to time and at any time in the future take such actions with respect to the investment in the Issuer as they deem appropriate, including: (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") of the Issuer in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 6 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.
(a) and (b)  Hudson Executive may be deemed to be the beneficial owner of 585,300 Shares and 649,000 Shares underlying the call options referenced below in this Item 5, which collectively represent 1,234,300 Shares and approximately 5.0% of the Issuer’s outstanding Shares.  By virtue of his role with respect to Hudson Executive and the Management GP, Mr. Braunstein may be deemed to be a beneficial owner of such Shares.  The Reporting Persons may be deemed to share power to vote and power to dispose of such 1,234,300 Shares.
The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 24,617,841 Shares outstanding as of October 31, 2016, as reported in the Issuer’s report on Form 10-K for the year ended September 30, 2016.
The call options referenced above are over-the-counter, American-style call options referencing an aggregate of 649,000 Shares, which have an exercise price of $70.00 per Share and expire on April 21, 2017.

(c) All transactions in the Shares or related options effected during the past 60 days on behalf of an HEC Fund over which the Reporting Persons have investment discretion are set forth in Exhibit 2 attached hereto and incorporated herein by reference.

(d) The HEC Funds have the right to receive dividends from, and the proceeds from the sale of, the Subject Shares.  No other person is known to the Reporting Persons to have the right to receive from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses to Items 3, 4 and 5 of this Schedule 13D, to the extent applicable, are incorporated herein by reference.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 12709P103	SCHEDULE 13D	Page 6 of 6 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement of the Reporting Persons
Exhibit 2 Schedule of transactions effected during the last 60 days
Exhibit 3 Power of attorney dated January 15, 2016 by Douglas L. Braunstein

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 25, 2017

HUDSON EXECUTIVE CAPITAL LP
By: HEC Management GP, LLC, its general partner

By:	/s/ Douglas L. Braunstein*
Name: Douglas L. Braunstein
Title: Managing Member

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein*
Douglas L. Braunstein

* by John F. Brown, attorney-in-fact